SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               AVI BioPharma, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    002346104
             ------------------------------------------------------
                                 (CUSIP NUMBER)


                                January 19, 2005
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                                  Page 1 of 11 Pages

CUSIP No. 002346104                       13G                Page 2 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Riverview Group, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,215,594
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,215,594
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    2,215,594
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED B
             Y AMOUNT IN ROW (9)
             4.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 002346104                       13G                Page 3 of 11 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Millennium Holding Group, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,215,594
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,215,594
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    2,215,594
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 002346104                       13G                Page 4 of 11 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Millennium Management, L.L.C.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,215,594
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,215,594
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    2,215,594
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.99%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 002346104                       13G                Page 5 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Israel A. Englander
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,215,594
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,215,594
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    2,215,594
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 002346104                       13G                Page 6 of 11 Pages


Item 1.

(a)  Name of Issuer

        AVI BioPharma, Inc., an Oregon corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices:

        One SW Columbia Street, Suite 1105
        Portland, Oregon 97258

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        Riverview Group, LLC
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Holding Group, L.P.
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Israel A. Englander
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: United States

(d)  Title of Class of Securities

     Common Stock, par value $0.0001 per share ("Common Stock")

(e)  CUSIP Number

      002346104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 002346104                       13G                Page 7 of 11 Pages


(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

(a)  Amount Beneficially Owned

     Subject to the Ownership Limitation (defined below), as of the date of this filing, each Reporting Person may be deemed the beneficial owner of (i) 1,938,700 shares of Common Stock owned outright by Riverview Group, LLC, a Delaware limited liability company ("Riverview") and (ii) 1,656,667 shares of Common Stock currently issuable to Riverview upon the exercise of certain warrants (the "Warrants").

     The number of shares of Common Stock into which the Warrants are exercisable is limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 4.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").

     In accordance with the Ownership Limitation, as of the date of this filing, each Reporting Person may be deemed the beneficial owner of 2,215,594 shares of Common Stock. (Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30,2004, there were 36,123,790 shares of Common Stock outstanding as of November 5, 2004. In addition, (i) as indicated in the Company's Current Report on Form 8-K filed on January 20, 2005, the Company issued 8,000,000 shares of Common Stock pursuant to definitive agreements with several institutional investors and (ii) 276,894 shares of Common Stock are currently issuable to Riverview pursuant to the terms of the Warrants without causing Riverview's aggregate beneficial ownership to exceed the Ownership Limitation.)

     Note: The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and consequently has voting control and investment discretion over securities owned by Holding and by Riverview. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

CUSIP No. 002346104                       13G                Page 8 of 11 Pages


     Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions.

(b) Percent of Class

        4.99% (see Item 4(a) above).

(c) Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:

              -0-

        (ii)  Shared power to vote or to direct the vote

              2,215,594 shares of Common Stock

        (iii) Sole power to dispose or to direct the disposition of

              -0-

        (iv)  Shared power to dispose or to direct the disposition of

              2,215,594 shares of Common Stock

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         Note: On, January 19, 2005, the Reporting Persons may have been deemed the beneficial owner of a number of shares of Common Stock that would have constituted more than 5% of the class of Common Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable


Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 002346104                       13G                Page 9 of 11 Pages


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 21, 2005, by and among Riverview Group, LLC, Millennium Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 002346104                       13G                Page 10 of 11 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 21, 2005


RIVERVIEW GROUP, LLC                     MILLENNIUM HOLDING GROUP, L.P.
By: Millennium Holding Group, L.P.,      By: Millennium Management, L.L.C.
    its sole member                          its general partner

By: Millennium Management, L.L.C.        By:/s/ Terry Feeney
    its general partner                     ----------------------------
                                            Name:  Terry Feeney
                                            Title: Chief Operating Officer
By:/s/ Terry Feeney
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer



MILLENNIUM MANAGEMENT, L.L.C.

By:/s/ Terry Feeney                      /s/ Israel A. Englander
   -----------------------------         ----------------------------
   Name:  Terry Feeney                   Israel A. Englander
   Title: Chief Operating Officer

CUSIP No. 002346104                       13G                Page 11 of 11 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of AVI BioPharma, Inc., an Oregon corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 21, 2005



RIVERVIEW GROUP, LLC                     MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Holding Group, L.P.,      By: Millennium Management, L.L.C.
    its sole member                          its general partner

By: Millennium Management, L.L.C.        By:/s/ Terry Feeney
    its general partner                     --------------------------------
                                            Name:  Terry Feeney
                                            Title: Chief Operating Officer
By:/s/ Terry Feeney
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM MANAGEMENT, L.L.C.

By:/s/ Terry Feeney                      /s/ Israel A. Englander
   -------------------------------       -----------------------------------
   Name:  Terry Feeney                   Israel A. Englander
   Title: Chief Operating Officer